[FLUTTER ENTERTAINMENT PLC LETTERHEAD]

May 13, 2025

VIA EDGAR

Ms. Megan Masterson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flutter Entertainment plc

Form 10-K for the Fiscal Year Ended December 31, 2024

File No. 001-37403

Dear Ms. Masterson:

On behalf of Flutter Entertainment plc (the “Company”), the undersigned hereby acknowledges receipt of the letter, dated April 22, 2025, from the staff of the Securities and Exchange Commission containing comments to the filing referenced above. Due to the additional time required to prepare thorough and sufficient responses to the comments, the Company respectfully requests an extension of the deadline for its responses. The Company currently expects to respond on or before May 27, 2025.

If you have any questions, please do not hesitate to contact the Company’s counsel, Joshua Ford Bonnie of Simpson Thacher & Bartlett LLP, by phone at 202-636-5804 or by email at jbonnie@stblaw.com.

Sincerely,

/s/ Rob Coldrake
Rob Coldrake
Chief Financial Officer

cc:	Christine Dietz – Securities and Exchange Commission

Don H. Liu – Flutter Entertainment plc

Joshua Ford Bonnie – Simpson Thacher & Bartlett LLP